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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING
                                  FORM 10-KSB

                    FOR THE PERIOD ENDED:  DECEMBER 31, 1996



                           REGENT TECHNOLOGIES, INC.
            (Exact name of Registrant as specified in its charter)


 Colorado                              0-9519                    84-0807913
(State or other jurisdiction        (Commission File          (IRS Employer
incorporation or organization)          Number)             Identification)


8080 North Central, Suite 400, Dallas, Texas                       75206
(Address of principal executive offices)                         (zip code)

  Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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                                   PART I

      REGENT TECHNOLOGIES, INC.
      8080 NORTH CENTRAL, SUITE 400
      DALLAS, TEXAS 75206

                                   PART II

     The subject annual report will be filed on or before the expiration the prescribed extension due date.

                                   PART III

     The Registrant has experienced a delay in the completion of the annual audit.

                                    PART IV

     (1) Name and telephone number of person to contact in regard to this notificaton:

                     David A. Nelson          (214) 369 9055

     (2) All other periodic reports required during the preceding 12 months have been filed.


                          REGENT TECHNOLOGIES, INC.

     has caused this notification to be signed on its behalf by the under-signed thereunto duly authorized.



     Date:  March 30, 1997                   By:  David A. Nelson
                                                -------------------------
                                                David A. Nelson, President